

June 30, 2015

Mr. James L. Robo
President and Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Boulevard
Juno Beach, Florida 33408

     Re: **NextEra Energy Partners, LP**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 20, 2015
              File No. 001-36518

Dear Mr. Robo:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief

cc: W. Scott Seeley
     Vice President, Compliance & Corporate Secretary
     NextEra Energy, Inc.

     Daisy Jacobs
     Assistant Controller
     Florida Power & Light Co.